Exhibit (e)(10)

February 28, 2013

Will McGuire

Re:	Offer of Employment

Dear Will,

On behalf of Volcano, we are pleased to offer you the position of Vice President & General Manager, IVI & IVT Business Unit. We are excited about the talent, skills and abilities you will bring to our team.

The specifics of this offer are as follows:

START DATE: March 18, 2013

LOCATION: This position will be based in our San Diego, California office.

REPORTING: You will report to David Sheehan, Chief Operating Officer.

SALARY: Your annualized salary will be $248,000.00 paid biweekly at the rate of $9,538.46 per pay period, less payroll deductions and all required withholdings.

SHORT TERM INCENTIVE: Beginning in 2013, you will be eligible to participate in the annual management bonus plan at a target bonus of 25% with a range of 0-50% based on individual and company performance.

LONG-TERM INCENTIVE: Beginning in 2013, you will be eligible to participate in our annual long-term incentive equity award program in accordance with the terms and conditions of the Volcano Corporation Amended & Restated Equity Compensation Plan (the “Plan”). Your current target value for such annual grant is $146,000.00 subject to the terms and conditions of the Plan and individual and company performance.

EQUITY INCENTIVE PLAN: Upon commencement of employment in this role, you will be eligible to participate in the Volcano Corporation Equity Incentive Plan, as amended. Under this plan, we will recommend a stock option grant that has a shareholder value of $250,000.00. The stock option grant is subject to approval by the Company’s Stock Option Committee. Details on the stock grant, vesting schedule, option price and exercise of options will be contained in a stock option agreement that will be provided to you following the first meeting of the Stock Option Committee after your hire date. This letter will also contain the actual number of common stock shares you have been awarded based upon the stock price on the grant date. This stock option grant will be subject to the terms and conditions of the Company’s Equity Incentive Plan, as amended, and is intended as an incentive and as recognition for the important role that you are expected to play in the Company.

BENEFITS: You will be eligible to participate in the Volcano benefits program. See summary of benefits.

Volcano is an “at will” employer. Accordingly, both you and Volcano have the right to terminate your employment at any time for any reason, with or without cause, and with or without notice. This at-will employment relationship cannot be changed except in a writing signed by the CEO of the Company. Similarly, promotions, transfers, demotions, suspensions and employee discipline may be implemented by Volcano at any time for any reason, with or without cause, and with or without notice. Volcano may also change your position, duties, and work location, and may modify your compensation and benefits from time to time, in its sole discretion. Should any dispute subsequently develop between you and the Company relating to your employment, any such dispute will be required to be submitted to binding arbitration with the American Arbitration Association (“AAA”) under the then existing Employment Arbitration Rules of the AAA.

Your employment is contingent on successfully passing a drug test. The test will be conducted by a laboratory selected and paid for by the Company. Enclosed is more information on location of lab facilities and Drug Testing Custody and Control Form. After offer acceptance, you are asked to visit a Quest Diagnostics or Pembrooke lab with the Control Form to complete your test. In addition to successfully passing a drug test, your employment is contingent on reference checks, education verification, receipt of your Employment Application, our confirming the background and employment history that you have provided, and you electronically signing the Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of Company proprietary information. As required by law, this offer is also subject to satisfactory proof of your right to work in the United States.

Please contact Human Resources at 858-720-4029 if you have any questions.

Your employment agreement with Volcano consists of this offer letter and the Proprietary Information and Inventions Agreement. These terms supersede any other agreements or promises made to you by anyone, whether oral or written.

We would like to have your decision regarding this offer by March 1st, 2013. We feel you have the ability to make valuable contributions to our team and look forward to a successful working relationship.

Paritosh, we sincerely feel that Volcano can provide you with the opportunity to achieve rewarding results for both you and the Company. To finalize this offer, please indicate your acceptance by signature and return a signed copy of the Proprietary Information and Inventions Agreement to

Sincerely,

Yvette Miller

Senior Director, Human Resources

Volcano Corporation

I hereby accept employment with Volcano Corporation on the terms and conditions set forth above.

/s/ Will McGuire	3/5/2013
Will McGuire	Date